November 15, 2013

Via Edgar

W. John Cash

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	McGrath RentCorp
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 000-13292

Dear Mr. Cash:

This letter is to confirm that McGrath RentCorp (the “Company”) is in receipt of your letter dated November 7, 2013 (the “Comment Letter”) in connection with the Securities and Exchange Commission’s review of its Form 10-K for fiscal year ended December 31, 2012 as filed on February 22, 2013.

As discussed with Jaclyn Liu, a partner at Morrison & Foerster LLP, the Company’s outside counsel, this letter further confirms that the Company has been granted an extension until December 6, 2013 to submit a response to the Comment Letter. The extension was requested due to the business travels of senior members of the Company’s finance team, whose attention is necessary for responding to the Comment Letter due to the financial nature of the comments and the analysis requested in the Comment Letter, during the upcoming week, as well as the upcoming Thanksgiving holiday.

If you have any further questions or comments regarding this request, please contact me at (925) 453-3106.

                Sincerely,

                /s/ Keith Pratt

                Keith E. Pratt

                Chief Financial Officer

                cc: Jaclyn Liu, Morrison & Foerster LLP